CONSENT OF SRK CONSULTING (UK) LTD.

The undersigned hereby consents to the use of “SRK Consulting (UK) Ltd.” and “Steffen, Robertson and Kirsten (UK) Ltd.” in connection with the following, all or parts of which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) for the year ended December 31, 2013 being filed with the United States Securities and Exchange Commission:

1.	The technical report dated March 9, 2011 (as revised on March 24, 2011) entitled “Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1Gold Project, South Kivu Province, Democratic Republic of the Congo” (the “Twangiza Report”);

2.	Section 2 (entitled “Regional Geology”) and Section 3 (entitled “Kamituga”) of the technical report of Steffen, Robertson and Kirsten (UK) Ltd. dated February 2005, and entitled “NI 43-101 Technical Report, Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo” (the “Kamituga Report”); and

3.	The annual information form of the Company for the year ended December 31, 2013, which includes reference to our name in connection with information relating to the Twangiza Report and the Kamituga Report.

Date: March 29, 2014	SRK CONSULTING (UK) LTD.

/s/ Martin Pittuck
Name: Martin Pittuck
Title: Principal Resource Geologist